Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Second Quarter		First Half
	2011	2010	2011	2010
Computation of Earnings
Income before income taxes	$19,378	$21,016	$29,788	$29,865
Add:
Interest expense	8,477	8,224	16,682	16,462
Amortization of debt premium/discount and expenses	572	588	1,141	1,170
Interest portion of rent expense	409	451	828	827

Earnings as adjusted	$28,836	$30,279	$48,439	$48,324

Computation of Fixed Charges:
Interest expense	$8,477	$8,224	$16,682	$16,462
Capitalized interest	39	12	122	77
Amortization of debt premium/discount and expenses	572	588	1,141	1,170
Interest portion of rent expense	409	451	828	827

Fixed charges	$9,497	$9,275	$18,773	$18,536

Ratio of Earnings to Fixed Charges	3.04	3.26	2.58	2.61